# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perfect Corp., CIK 0001899830
CUSIP: G7006A109
Title of class of securities: Class A Ordinary Shares, par value $0.10 per share
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, Taiwan (F5), 231
Date of event which requires filing of this statement: 10/23/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-009670
Filed by CIK 0002010013

## Reporting persons
- Yi-Chen Huang: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ideal Max Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Perfect Corp.
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231 Taiwan

## Item 2. Person Filing
Name of person filing:
Yi-Chen Huang
Ideal Max Management Limited
Address of principal business office or, if none, residence:
Yi-Chen Huang
4F, No.67 Minquan Road
Xindian District
New Taipei City 231
Taiwan (R.O.C)

Ideal Max Management Limited
Sea Meadow House, Blackburne Highway, (P.O. Box 116)
Road Town, Tortola
British Virgin Islands
Citizenship:
Yi-Chen Huang -- Republic of China
Ideal Max Management Limited -- British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated February 2, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed on February 2, 2024).
https://www.sec.gov/Archives/edgar/data/1899830/000110465924009670/tm245047d2_ex99-1.htm

## Signatures
- Yi-Chen Huang: /s/ Yi-Chen Huang, Yi-Chen Huang (10/27/2026)
- Ideal Max Management Limited: /s/ Yi-Chen Huang, Yi-Chen Huang, Director (10/27/2026)